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SEC FILE NUMBER
8-68605

ANNUAL REPORTS
FORM X-17A-5
PART III /A

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Roc Global, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

295 Madison Ave, 12th Floor
(No. and Street)

New York	N.Y.	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Arthur Muscio	917 455 3697	art@rocgs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davis, Ward & Hochman, LLP
(Name – if individual, state last, first, and middle name)

150 East 58th Street	New York	N.Y.	10155
(Address)	(City)	(State)	(Zip Code)

06/30/2010	5182
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joseph Garofoli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Roc Global, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Managing Member

Antuanet Concha
NOTARY PUBLIC- STATE OF NEW YORK
No. 01CO6213859
Qualified in Nassau County
My Commission Expires on November 23, 2025
Certificate filed in Kings, New York and Queens Counties

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DWH
Davis, Ward & Hochman, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: (212) 230-2600
www.dwhllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Roc Global, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Roc Global, LLC, a Connecticut Limited Liability Company, (the "Company") as of December 31, 2021, and the related notes to the statement of financial condition. In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides reasonable basis for our opinion.

We have served as the Company's auditor since 2011.

Davis, Ward + Hochman, LLP

Davis, Ward & Hochman, LLP
New York, New York
February 7, 2022

ROC GLOBAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$ 2,049,815
Prepaid expenses and other assets	24,573
Total assets	$ 2,074,388

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	84,919
Total liabilities	84,919
MEMBER'S EQUITY	1,989,469
Total liabilities and member's equity	$ 2,074,388

See accompanying notes to statement of financial condition.

Note 1 - Summary of Business and Significant Accounting Policies

Organization and Business Overview

Roc Global, LLC (the "Company") was organized pursuant to the laws of the State of Connecticut and is a wholly owned subsidiary of Roc Global Holdings, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and regulated by Financial Industry Regulatory Authority ("FINRA").

The Company is in the businesses of originating and distributing and trading equity-linked securities to investors. The business activities include private placements, acting as an underwriter on a best efforts basis, participating as a selling group participant and as a broker or dealer selling corporate equity-linked securities and convertible securities.

Basis of Accounting

The Company's statement of financial condition is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue from Contracts with Clients

The Company accounts for revenue earned from contracts with clients for services such as investment banking under ASC Topic No. 606, "Revenue from Contracts with Customers" ("ASC 606"). As such, revenues for these services are recognized when the performance obligations related to the underlying transaction are completed.

Investment Banking

The Company's activities are primarily arranging the private placement of securities by business entities on a best-efforts basis. Private placements are distributions of securities that do not involve public offerings. The Company also provides advisory services on mergers and acquisitions. Investment banking revenues are composed of origination, distribution, and advisory fees and the related revenues are generally contingent on a successful transaction.

The Company earns revenues from fees arising from private placements. The related revenues from private placements are recognized upon completion of the underlying transaction based upon the terms of the assignment which is on the date of the successful closing of the transaction. The Company believes that the closing date is the appropriate point in time to recognize revenue as there are no significant actions which the Company

Note 1 - Summary of Business and Significant Accounting Policies - continued

Investment Banking (continued)

needs to take subsequent to this date and the issuer obtains the control and benefit of the securities offering at that point.

The Company earns revenues from fees arising from advisory service arrangements. The related revenues are generally recognized when the services related to the underlying transaction are completed under the terms of the assignment which is typically the closing of the advisory related transaction.

In certain transactions the Company may be paid a non-refundable retainer or fee, which is recognized as revenue when the services are provided or the requirements for the retainer or fee are satisfied.

Expenses associated with investment banking transactions are recognized when incurred and are recorded in operating expenses, net of client reimbursements.

Principal Transactions

The Company executes transactions as an intermediary (riskless-principal) by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades. Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Equipment

The Company expenses any computer and office equipment related costs that are individually $1,500 and below.

Note 1 - Summary of Business and Significant Accounting Policies – continued

Income Taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the member who includes the Company's income and deductions in their income tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic No. 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The amount of unrecognized tax benefits as of December 31, 2021 is $0.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years subject to examination include the years 2018 and forward.

Fair Value Measurements

ASC Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820") defines fair value and establishes a framework for measuring fair value. The Company adopted the provisions codified within ASC 820 for financial assets and liabilities that are measured at fair value on a recurring basis. ASC 820 establishes fair value hierarchy levels that prioritize the inputs used in valuations determining fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are primarily quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs based on the Company's own assumptions.

Note 2 - Related Parties

The Parent files a consolidated return for New York City unincorporated business taxes ("UBT"). The Parent charges the Company its share of UBT. As a result of prior net operating loss carryforwards, there were no UBT related expenses for the year ended December 31, 2021.

Note 3 – Loan Payable

On May 1, 2020, the Company entered into a note (the "PPP Note"), dated May 1, 2020, evidencing a loan to the Company from Bank of America, under the CARES Act administered by the Small Business Administration ("SBA"). Pursuant to the PPP Note, the Company received total proceeds of $39,034 on May 1, 2020.

The PPP Note was scheduled to mature on May 1, 2022, has a 1.00% per annum interest rate, and was subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act, as amended by the PPP Flexibility Act. The Company did not provide any collateral or guarantees for the PPP Note, nor did the Company pay any facility charge to obtain the PPP Note.

On November 15, 2021, the Company fully repaid the PPP Note and related interest.

Note 4 - Net Capital and Other Regulatory Requirements

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines, which require the Company to maintain a specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

As of December 31, 2021, the Company had net capital of $1,964,896 which was $1,959,235 in excess of its required minimum net capital of $5,661. The Company's ratio of aggregate indebtedness to net capital ratio was 0.432 to 1 at December 31, 2021.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Therefore, the Company is not required to make periodic computations of the reserve requirements for the exclusive benefit of customers.

Note 5 – Office Space

The Company leases its office facilities under a short-term space and service agreement ("Space Agreement") through November 30, 2022. Future minimum Space Agreement payments as of December 31, 2021 are approximately $76,000 for the period January 1 to November 30, 2022.

Note 5 – Office Space - continued

The Company has elected not to apply the recognition requirements of Accounting Standards Codification Topic 842 ("ASC-842") for the Space Agreement since the Space Agreement meets the ASC-842 definition of a short-term lease. The Company instead will recognize the Space Agreement payments as a cost on a straight-line basis. The monthly base rate payment for this period was negotiated to a contractually based agreed upon amount.

Note 6 - Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company has a potential concentration of credit risk in that it maintains cash deposits with one major financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation. Management has determined that the concentration subjects the Company to minimal risk only. At December 31, 2021, there were uninsured amounts.

The Company's customers and counterparties are primarily institutional and consist of banks, hedge funds, mutual funds, pension plans, brokers and dealers, and other financial institutions.

Due to the nature of the Company's business, large transactions with customers may occur each year.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended mitigation measures worldwide. We cannot estimate the length and severity of this pandemic. The impact on the Company's financial statements for Fiscal 2022 is uncertain at this time.

Note 7 - Subsequent Events

The Company has evaluated subsequent events from January 1, 2022 through February 7, 2022, the date the statement of financial condition was available to be issued and has determined there are no events to disclose.